SCHEDULE 13G
Amendment No. 2
Ingram Micro Inc.
Class A Common Stock $.01 Par Value


Cusip #:  457-153-10-4
Item 1:   Reporting Person - Tiger
Management L.L.C.
Item 4:   Delaware
Item 5:   None
Item 6:   4,492,900
Item 7:   None
Item 8:   4,492,900
Item 9:   4,492,900
Item 11:  17.4%
Item 12:  IA


Cusip #:  457-153-10-4
Item 1:   Reporting Person - Tiger
Performance L.L.C.
Item 4:   Delaware
Item 5:   None
Item 6:   2,152,908
Item 7:   None
Item 8:   2,152,908
Item 9:   2,152,908
Item 11:  8.3%
Item 12:  IA



Cusip #:  457-153-10-4
Item 1:   Reporting Person - Panther
Partners, L.P.
Item 4:   Delaware
Item 5:   None
Item 6:   287,792
Item 7:   None
Item 8:   287,792
Item 9:   287,792
Item 11:  1.1%
Item 12:  IA  PN



Cusip #:  457-153-10-4
Item 1:   Reporting Person - Panther
Management Company, L.P.
Item 4:   Delaware
Item 5:   None
Item 6:   287,792
Item 7:   None
Item 8:   287,792
Item 9:   287,792
Item 11:  1.1%
Item 12:  IA  PN


Cusip #:  457-153-10-4
Item 1:   Reporting Person - Julian H.
Robertson, Jr.
Item 4:   U.S.
Item 5:   None
Item 6:   6,933,600
Item 7:   None
Item 8:   6,933,600
Item 9:   6,933,600
Item 11:  26.9%
Item 12:  IN


Item 1 (a).  Ingram Micro Inc.

Item 1 (b).  1600 E. St. Andrew Place, Santa
Ana, California 92799-5125

Item 2 (a). This statement is filed on behalf of Tiger Management L.L.C. ("TMLLC"), Tiger
Performance L.L.C. ("TPLLC"), Panther Partners,
L.P. ("Panther") and Panther Management Company,
L.P. ("PMCLP").

Julian H. Robertson, Jr. is the ultimate controlling person of TMLLC, TPLLC and PMCLP.

Item 2 (b). The address of each reporting person is 101 Park Avenue, New York, NY 10178.

Item 2 (c).  Incorporated by reference to item
(4) of the cover page pertaining to each reporting person.

Item 2 (d). Class A Common Stock $.01 par value.

Item 2 (e).  CUSIP Number:  457-153-10-4

Item 3.  Panther is an investment company
registered under Section 8 of the Investment
Company Act. Each of TMLLC, TPLLC and PMCLP is an investment adviser registered under Section
203 of the Investment Advisers Act of 1940.

Item 4.  Ownership as of May 31, 1997 is
incorporated by reference to items (5) (9) and
(11) of the cover page pertaining to each reporting person.

Item 5.  Not applicable.

Item 6.  Other persons are known to have the
right
to receive dividends from, or proceeds from the sale of, such securities. The interest of two such persons, The Jaguar Fund N.V., a
Netherlands Antilles corporation, and Tiger, a New York limited partnership, is more than 5%.
Item 7.  Not applicable

Item 8.  Not applicable

Item 9.  Not applicable


Item 10.  By signing below, I certify that, to
the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 9, 1997

TIGER MANAGEMENT L.L.C.
/s/  Nolan Altman,
Chief Financial Officer

TIGER PERFORMANCE L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

PANTHER PARTNERS, L.P.
By:  Panther Management Company, L.P.,
its General Partner

By:  Panther Management Corporation,
its General Partner

PANTHER MANAGEMENT COMPANY, L.P.
By:  Panther Management Corporation,
its General Partner

/s/  Nolan Altman,
Chief Financial Officer

JULIAN H. ROBERTSON, JR.

By:  /s/  Nolan Altman
Under Power of Attorney dated 1/27/95 On
File with Schedule 13G for Kohl's Corp.
2/7/95


AGREEMENT

The undersigned agree that this Amendment
No. 2 to Schedule 13G dated June 9, 1997 relating to shares of Class A common stock of Ingram Micro Inc. shall be filed on behalf of each of the undersigned.


TIGER MANAGEMENT L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

TIGER PERFORMANCE L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

PANTHER PARTNERS, L.P.
By:  Panther Management Company, L.P.,
its General Partner

By:  Panther Management Corporation,
its General Partner

PANTHER MANAGEMENT COMPANY, L.P.
By:  Panther Management Corporation,
its General Partner

/s/  Nolan Altman,
Chief Financial Officer

JULIAN H. ROBERTSON, JR.

By:  /s/  Nolan Altman
Under Power of Attorney dated 1/27/95

On File with Schedule 13G for Kohl's

Corp. 2/7/95